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FROM:   Lawrence A. Rand              Michael Goldstein
        Kekst and Company             Toys "R" Us, Inc.
        437 Madison Avenue            46l From Road
        New York, N. Y. l0022         Paramus, N. J. 07652
        (2l2) 593-2655                (20l) 599-698l

FOR:    Toys "R" Us, Inc.             FOR IMMEDIATE RELEASE
        (NYSE:TOY)


       Toys "R" US ANNOUNCES EXPANSION PLANS FOR 1994

        --Company Also Creates Franchise Division To
                 Further Accelerate Growth--

    BOARD AUTHORIZES $1 BILLION STOCK REPURCHASE PROGRAM


PARAMUS, NJ, January ll, l994 -- Toys "R" Us, Inc. today announced the largest expansion program in the company's history. During l994, Toys "R" Us expects to open ll5 new company-owned toy stores and in addition it will franchise other stores in select international markets.

Charles Lazarus, Chairman said, "We see a tremendous opportunity for Toys "R" Us to build world market share over the next few years and we intend to aggressively build our worldwide toy retailing business, capitalizing on opportunities to strengthen our presence in current markets and to enter new markets."

Mr. Lazarus said that Toys "R" Us recently created a franchising division to enable the company to accelerate the expansion of the Toys "R" Us concept throughout the world.
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In that regard, the company announced that it had entered
into a franchise agreement with Al Futtaim Sons Co., an experienced entrepreneurial family, in the United Arab Emirates, under which Al Futtaim Sons will operate Toys "R" Us stores in the United Arab Emirates, Qatar, Bahrain, Oman, and Kuwait.

Another franchise agreement has been signed with a major
Saudi Arabian group for the development of toy stores in Saudi Arabia.

"Through these franchise agreements, we will be using the resources of highly respected and successful local business people throughout parts of the world that would not normally be developed by Toys "R" Us itself for many years," Mr. Lazarus said. "All of the franchise stores will be operated in accordance with Toys "R" Us standards."

Mr. Lazarus said that under the terms of the first two agreements, Toys "R" Us will receive significant royalty and other related service fees over the initial l2 year franchise period. These fees are anticipated to provide meaningful cash flow and earnings for our international division.
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"We believe that the franchising concept will enable us to
bring additional countries into the Toys "R" Us family on an accelerated basis," Mr. Lazarus concluded.

These franchise stores are in addition to 45 new toy stores that will be opened in the United States and 70 new Toys "R"
Us stores that will be opened in other countries during l994.

Toys "R" Us also announced that its Board of Directors has authorized the investment of up to $l billion to buy back shares of the Company's outstanding common stock over the next several years.

Mr. Lazarus said, "Despite the aggressive expansion plans in l994, Toys "R" Us is generating substantial excess cash flow. We believe that in addition to investing in our on-going business, the repurchase of Toys "R" Us common stock, from time to time in the open market or in negotiated transactions, will increase shareholder value."

Toys "R" Us is the world's largest and fastest growing children's specialty retailing chain currently operating 58l toy stores in the United States, 234 international toy stores and 2l7 Kids "R" Us children's clothing stores.

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